UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aquantia Corp.

(Name of Issuer)

Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

03842Q108

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03842Q108	13G	Page 2 of 10 Pages

SCHEDULE 13G

1	Names of Reporting Persons Paxion Capital, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 03842Q108	13G	Page 3 of 10 Pages

SCHEDULE 13G

1	Names of Reporting Persons PC GP LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 03842Q108	13G	Page 4 of 10 Pages

Item 1.

(a)	Name of Issuer:

Aquantia Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

105 E. Tasman Drive, San Jose, CA 95134

Item 2.

(a)	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of common stock, $0.00001 Par Value Per Share (“Common Stock”) of the Issuer directly owned by Paxion Capital, LP (“Paxion”):

i.	Paxion, a Delaware Limited Partnership
ii.	PC GP LLC, the General Partner of Paxion

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or, if None, Residence:

2494 Sand Hill Road, Menlo Park, CA 94025

(c)	Citizenship:

Paxion – Delaware

PC GP LLC – Delaware

(d)	Title and Class of Securities:

Common Stock, $0.00001 par value per share (the “Common Stock”)

(e)	CUSIP No.:

03842Q108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. 03842Q108	13G	Page 5 of 10 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

For Paxion and PC GP LLC:

(a)	Amount Beneficially Owned:

0

(b)	Percent of Class:

0

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

0

CUSIP No. 03842Q108	13G	Page 6 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Note that the reporting person ceased to be the beneficial owner of more than 5 percent of the class of securities as of 12/31/18.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

See Exhibit 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 03842Q108	13G	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2020

Paxion Capital, LP

By: PC GP LLC

By:	/s/ Fritz H. Wolff
Name: Fritz H. Wolff
Title: Authorized Signatory

PC GP LLC

By:	/s/ Fritz H. Wolff
Name: Fritz H. Wolff
Title: Authorized Signatory

CUSIP No. 03842Q108	13G	Page 8 of 10 Pages

Exhibit 1

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2

Item 8 Information